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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES

PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1(a) NAME OF ISSUER ROYALE ENERGY, INC.	(b) IRS Ident. No. 81-4596368	(c) S.E.C. File No. 000-55912	(e) Telephone No.

1(d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 1870 Cordell Court, Suite 210, El Cajon, CA 92020	619-383-6600

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Harry E Hosmer	(b) RELATIONSHIP TO ISSUER Director Emeritus	(c) ADDRESS (STREET, CITY, STATE, ZIP) 1870 Cordell Court, Suite 210, El Cajon, CA 92020

INSTRUCTION:    The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker - Dealer File Number	(c) Number of Shares or Other Units To Be Sold	(d) Aggregate Market Value	(e) Number of Shares or Other Units Outstanding	(f) Approximate Date of Sale	(g) Name of Each Securities Exchange
Common Stock	Northland Securities 150 South Fifth Street Suite 3300 Minneapolis, MN 55402		300,000 (2)	$111,000	48,400,370	From time to time (3)	OTCQB

Instructions:

1.    (a)   Name of Issuer

(b)  Issuer’s I.R.S. Identification Number(c)  Issuer’s S.E.C file number, if any(d)  Issuer’s address, including zip code(e)  Issuer’s telephone number, including area code

2.    (a)   Name of person for whose account the securities are to be sold

(b)  Such person’s relationship to the issuer (e.g., officer, director, 10% Stockholder, or member of immediate family of any of the foregoing)

(c)  Such person’s address, including zip code

3.    (a)  Title of securities to be sold

(b)  Name and address of each broker through whom the securities are intended to be sold

(c)  Number of shares or other unites to be sold (if debt securities, give the aggregate face amount)

(d)  Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(e)  Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the Issuer

(f)  Approximate date on which the securities are to be sold

(g)  Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (08-07)

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	From time to time	Issued as compensation for services as former chairman and director of the issuer	Issuer	300,000	Various (1)	Services
INSTRUCTIONS:

If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement an state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
None

REMARKS:

(1) The shares being sold are control securities acquired from the Issuer for services rendered as former chairman and director. The seller has owned the shares for more than one year, and the shares are eligible for sale under Rule 144(b)(2). The shares are held in the name of a family trust.

(2) This proposed sale is made pursuant to a plan intended to comply with Rule 10b5-1(c), previously entered on September 25, 2018, and the representation below regarding the seller’s knowledge of material information speaks as of that plan adoption date.

(3) The proposed plan of sale is to sell 25,000 shares per month, between the first and fifth trading day of each month, for 12 months beginning on October 1, 2018, and ending on September 25, 2019.

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144, Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

October 1, 2018	Harry E. Hosmer, by Lee Polson, Attorney-in-Fact
DATE OF NOTICE	(SIGNATURE)
September 25, 2018
DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)